UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Target Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87612E106

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 29th Floor

New York, NY 10019

212-813-3700

with a copy to:

Stephen Fraidin, Esq. Kirkland & Ellis LLP 153 East 53rd Street New York, NY 10022 212-446-4800	Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10019 212-756-2000

December 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87612E106	Schedule 13D/A	Page 4 of 16 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,797,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,797,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,797,200
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IA

1 Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 5 of 16 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,797,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,797,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,797,200
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%[2]
14		TYPE OF REPORTING PERSON (See Instructions) OO

2 Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 6 of 16 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,185,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,185,202
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,185,202
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.11%[3]
14		TYPE OF REPORTING PERSON (See Instructions) IA

3 Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 7 of 16 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,946,918
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,946,918
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,946,918
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.58%[4]
14		TYPE OF REPORTING PERSON (See Instructions) IA

4 Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 8 of 16 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,797,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,797,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,797,200
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%[5]
14		TYPE OF REPORTING PERSON (See Instructions) IN

5 Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 9 of 16 Pages

Item 1. Security and Issuer.

This amendment No. 1 to Schedule 13D (“13D Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on June 17, 2007, by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), PS Management GP, LLC, a Delaware limited liability company, Pershing Square GP, LLC, a Delaware limited liability company, Pershing Square Holdings GP, LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.0833 per share (the “Common Stock”), of Target Corporation, a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 1000 Nicollet Mall, Minneapolis, Minnesota 55403.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented to read as follows:

Pershing Square also advises the account of Pershing Square IV C, L.P., a Delaware limited partnership, and which is included in the Pershing Funds.

CUSIP No. 87612E106	Schedule 13D/A	Page 10 of 16 Pages

This 13D Amendment No. 1 discloses additional transactions in the securities of the Issuer, including derivative instruments such as cash-settled Total Return Swaps and options. Options transactions include over-the-counter market American-style call options as well as over-the-counter market cash-settled American-style call options exercisable through dates ranging from October 2, 2008 to January 15, 2010.

The source of funding for each of the purchases referred to above was derived from the capital of the Pershing Square Funds.

Please refer to Exhibit 99.1 hereto, which is incorporated by reference into this Item 3 as if restated in full.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented to read as follows:

The Reporting Persons acquired their beneficial ownership and economic interests in the Issuer for investment purposes. On July 5, 2007, the Reporting Persons filed the Original Schedule 13D reflecting beneficial ownership on an aggregate basis of 81,761,411 (approximately 9.6%) shares of Common Stock and total economic exposure on 86,761,411 (approximately 10.2%) shares. As of December 21, 2007, as reflected on this 13D Amendment No. 1, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 82,797,200 (9.97%) shares of Common Stock and total economic exposure on 104,701,613 (12.6%) shares.

Representatives of the Reporting Persons have met and may in the future meet with management of the Issuer to engage in discussions that may include matters relating to the strategy, business, assets, operations, capital structure and/or financial condition of the Issuer in an effort to enhance shareholder value. The Reporting Persons have engaged, and may engage additional, advisors to assist it, including consultants, accountants, attorneys, financial advisors or others, and may contact other shareholders of the Issuer to discuss any and all of the above.

In addition to the foregoing, the Reporting Persons may engage the Issuer in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in additional discussions with management, other stockholders of the Issuer and other relevant parties concerning the business, assets, operations, governance, management, capital structure, financial condition and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the beneficial and economic holdings in the Issuer by the Reporting Persons, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 87612E106	Schedule 13D/A	Page 11 of 16 Pages

Item 5. Interest in Securities of the Issuer.

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007, there were 830,844,997 shares of the Common Stock outstanding as of November 29, 2007. Based on the foregoing, the 82,797,200 shares of the Common Stock (which includes shares of Common Stock underlying physically-settled over-the-counter American-style call options exercisable through dates ranging from October 2, 2008 to April 6, 2009) (the “Subject Shares”) beneficially owned by the Reporting Persons represent 9.97% of the shares of the Common Stock issued and outstanding.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

(c) See trading data for the past 60 days attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 5(c) as if restated in full.

Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no other transactions in shares of the Common Stock were effected by any Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented as follows:

As set forth in Exhibit 99.1 hereto, certain of these option contracts are cash-settled. All option contracts (whether cash-settled or otherwise) do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Furthermore, cash-settled option contracts do not give the Reporting Persons the right to acquire direct or indirect voting, investment or dispositive control over any securities upon exercise. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such cash-settled option contracts or that may be held from time to time by any counterparties to such cash-settled option contracts. The Pershing Square Funds currently have contractual agreements with nine option counterparties including entities related to BNP Paribas Bank, Credit Suisse, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Merrill Lynch, Morgan Stanley and Suntrust Bank.

Please refer to Exhibit 99.1 hereto, which is incorporated by reference into this Item 6 as if restated in full.

Item 7. Material to be filed as Exhibits.

Exhibit 99.1	Trading data of the transactions in the Common Stock that were effected during the past 60 days.

CUSIP No. 87612E106	Schedule 13D/A	Page 12 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2007

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC, its General Partner
By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

PERSHING SQUARE HOLDINGS GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

EXHIBIT INDEX

Exhibit 99.1	Trading data of the transactions in the Common Stock that were effected during the past 60 days.